Exhibit 99.1
Dole plc Reports First Quarter 2022 Financial Results
DUBLIN – May 24, 2022 - Dole plc (NYSE: DOLE) ("Dole" or the "Group" or the "Company") has today released its financial results for the three months ended March 31, 2022.
Highlights for Q1'22:
•Revenue of $2.2 billion
•Net Income of $3.3 million and Diluted EPS of $(0.01)
•Adjusted EBITDA1 of $81.5 million
•Adjusted Net Income1 of $28.2 million and Adjusted Diluted EPS1 of $0.30

Financial Highlights - Unaudited

	Q1'22	Q1'21	Q1'21 Pro-forma (2)
Revenue - $’m	2,245	1,051	2,266
Net Income - $'m	3.3	26.1	63.2
Net (Loss) Income attributable to Dole plc - $'m	(1.4)	21.3	57.7
Diluted EPS - $	(0.01)	0.38	0.61
Adjusted EBITDA - $’m (1)	81.5	79.2	131.1
Adjusted Net Income - $’m (1)	28.2	25.9	58.8
Adjusted Diluted EPS - $ (1)	0.30	0.46	0.62
Commenting on the results, Carl McCann, Executive Chairman said:
“We are pleased with the result that the Group has delivered for the first quarter of 2022 particularly as we were impacted by the Value Added salads recall and foreign currency translation movements in the quarter. Our diversified business model has once more proven itself to be resilient. For the 2022 financial year, we are now targeting revenue in the range of $9.4 billion to $9.7 billion and Adjusted EBITDA in the range of $350.0 million to $370.0 million. The Board extends our appreciation to all of our talented and dedicated people across the Group."

Revenue for the first quarter increased to $2.2 billion from $1.1 billion. The increase was primarily driven by the impact of revenue from DFC following the acquisition by Dole plc. On a pro-forma2 comparative basis, revenue decreased marginally, primarily due to a decrease in Fresh Vegetables resulting from the Value Added salads product recall in January and February 2022 and negative foreign currency translation movements which together accounted for a $112.0 million impact to revenue.

Adjusted EBITDA for the first quarter increased to $81.5 million. On a pro-forma comparative basis, Adjusted EBITDA decreased primarily due to the impact of the Value Added salads product recall, as well as a reduction in Fresh Fruit versus a strong prior year comparative, and a decrease in Diversified Fresh Produce – EMEA primarily due to negative foreign currency translation movements. These decreases were partially offset by an improved performance within Diversified Fresh Produce – Americas & ROW.
1 Dole plc reports its financial results in accordance with U.S. Generally Accepted Accounting Principles ("GAAP"). Adjusted EBITDA, Adjusted Net Income, Adjusted Earnings Per Share and Net Debt are non-GAAP financial measures. Refer to the end of this release for an explanation and reconciliation of these and other non-GAAP financial measures used in this release to comparable GAAP measures.
2 This press release contains pro-forma financial information. The unaudited pro-forma consolidated financial statements for Dole plc illustrate the effects of the acquisition of Dole Food Company, Inc. ("DFC" or "Legacy Dole") by Total Produce ("TP") and the effects of the IPO and refinancing as if they had occurred on January 1, 2020. This is consistent with the pro-forma financial statements presented in the Form F-1 filed with the SEC at the time of the IPO.

Adjusted Net Income for the first quarter was $28.2 million, compared to $25.9 million in the prior year and $58.8 million on a pro-forma comparative basis. The decreases on a pro-forma comparative basis were predominantly due to the decreases in Adjusted EBITDA noted above. Adjusted Diluted EPS for the quarter was $0.30.

Selected Segmental Financial Information (Unaudited)

	Q1'22		Q1'21 - Pro-forma
	(U.S. Dollars in thousands)
	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
Fresh Fruit	$749,803	$61,881	$744,614	$91,587
Diversified Fresh Produce - EMEA	791,155	20,101	793,740	24,927
Diversified Fresh Produce - Americas & ROW	463,692	12,303	421,693	10,096
Fresh Vegetables	274,751	(12,746)	327,701	4,534
Intersegment	(34,419)	—	(21,985)	—
Total	$2,244,982	$81,539	$2,265,763	$131,144

Fresh Fruit
Revenue for the first quarter increased 0.7% compared to pro-forma revenue for the first quarter of 2021. Revenue was positively impacted by increased pricing in North America and Europe as well as by higher revenues from the commercial cargo business, but partially offset by lower pricing in non-core markets and negatively impacted by a decrease in volumes sold in European and North American markets.

Adjusted EBITDA for the first quarter decreased 32.5% compared to the prior year on a pro-forma basis. The prior year comparative had the benefit of strong market conditions due to tight supply conditions following hurricanes Eta and Iota in November 2020. Adjusted EBITDA was negatively impacted by lower volumes as well as higher cost of fruit, driven by higher input costs in packaging, fertilizers and other materials, as well as higher distribution costs, driven by higher fuel and higher ocean and inland freight costs. These higher costs were partially offset by higher pricing in core markets as well as by strong performance in the commercial cargo business.

Diversified Fresh Produce – EMEA
Revenue for the first quarter was broadly in line with the prior year pro-forma comparative. On a like-for-like basis, strong revenue growth was seen across the division, largely driven by higher prices across most regions as well as by increased food service revenue, particularly in the United Kingdom ("U.K."). However, this was offset primarily by a negative translation impact on currency of $56.4 million due to the strengthening of the U.S. Dollar in the quarter against the Euro, Swedish Krona, and Sterling.

Adjusted EBITDA for the first quarter decreased 19.3% versus the prior year pro-forma comparative. The decrease in Adjusted EBITDA was primarily a result of an unfavorable impact from foreign currency movements, as a result of the strengthening of the U.S. dollar against the euro, Swedish krona and British Pound sterling and due to the impact of logistical challenges trading in North Europe as well as the timing of certain South African sales, offset in part by a strong performance in the U.K., driven by a recovery in food service.

Diversified Fresh Produce – Americas & ROW
Revenue for the first quarter increased 10.0% versus the prior year pro-forma comparative. The increase was driven primarily by higher selling prices at the end of the Chilean cherry season after a difficult end to the season in the prior year, as well as by higher average selling prices in North America, offset in part by lower revenue in South American blueberries.

Adjusted EBITDA for the first quarter increased 21.8%, driven by a strong recovery in the Chilean grape business, which had a very difficult season in the prior year due to the impact of heavy rains on quality and volumes. There was also positive development in the majority of the North American businesses; however, this positive development was offset in part by higher costs of certain vegetable products, as well as higher travel costs with the easing of COVID-19 restrictions.

Fresh Vegetables
Revenue for the first quarter decreased 16.2% versus the prior year pro-forma comparative. Revenue was negatively impacted by the packaged salads recall and temporary plant closures which impacted operations in January and February 2022 and led to a decrease in volumes of Value Added salad products sold in the first quarter. The segment was also impacted by a planned decrease in volumes in Fresh Packed vegetables products. These decreases were partially offset by improved pricing in Value Added salads products, and significantly stronger pricing in Fresh Packed vegetables products supported by the reduced volume strategy.

Adjusted EBITDA for the first quarter was a loss of $12.7 million. Fresh Vegetables Adjusted EBITDA was negatively impacted by lower revenue and lower cost absorption driven by the packaged salads recall and plant closures which impacted operations in January and February, as well as by inflationary pressures on freight, packaging and labor costs. These challenges in Valued Added salads business were partially offset by an improved performance in Fresh Packed products.

Capital Expenditures
Capital expenditures for the first quarter of 2022 was $17.3 million, which included continued progress on the final farm renovations in Honduras following the 2020 hurricanes.

Net Debt and Financial Leverage
Net Debt as of March 31, 2022 was $1.3 billion and Financial Leverage was 3.75x. On May 23, 2022, Dole entered into a new three-year, committed trade receivables arrangement that will terminate $76.0 million of the Company’s existing uncommitted trade receivables arrangements. This facility will provide an additional source of financing for the Group at a lower cost. The maximum amount of receivables that can be sold under this agreement at any time is $255.0 million.

Outlook for Fiscal Year 2022 (forward-looking statement)
For fiscal year 2022, Dole is targeting:
•Revenue in the range of $9.4 billion to $9.7 billion
•Adjusted EBITDA in the range of $350.0 million to $370.0 million
•Capital Expenditures of approximately $125.0 million
•Net Interest Expense of approximately $45.0 million
•Adjusted Effective tax rate in the range of 23.0% to 27.0%

The reduction in targeted Adjusted EBITDA is primarily due to a slower than anticipated return to full operating profitability in our Fresh Vegetables segment and a more negative foreign currency translation impact on translation of Euro earnings to U.S. Dollar following a strengthening of the U.S. Dollar against European currencies.
The geopolitical situation in Ukraine and Russia is ongoing and as such it remains difficult to accurately predict what overall impact this may have on global trade flows, cost inflation and foreign exchange rates, and how this might impact the Group over the remainder of this financial year.

The above outlook includes non-GAAP financial measures. Please refer to the end of this release for an explanation and reconciliation of our historical non-GAAP financial measures used in this release to comparable GAAP measures.

Dividend
On May 24, 2022, the Board of Directors of Dole plc declared a cash dividend for the first quarter of 2022 of $0.08 per share, payable on July 6, 2022 to shareholders of record on June 17, 2022.
Consolidated Statement of Operations - Unaudited

	Three Months Ended
	March 31, 2022	March 31, 2021	March 31, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	$2,244,982	$1,051,139	$2,265,763
Cost of sales	(2,110,943)	(966,638)	(2,043,829)
Gross profit	134,039	84,501	221,934
Selling, marketing, general and administrative expenses	(124,159)	(66,751)	(135,930)
Merger, transaction and other related costs	—	(6,777)	—
Gain on disposal of businesses	242	1,539	1,539
Gain on asset sales	495	—	3,582
Operating income	10,617	12,512	91,125
Other income, net	2,517	295	4,941
Interest income	1,638	417	1,108
Interest expense	(11,644)	(2,252)	(11,292)
Income before income taxes and equity earnings	3,128	10,972	85,882
Income tax expense	(420)	(1,256)	(23,991)
Equity in net earnings of investments accounted for under the equity method	577	16,399	1,305
Net income	3,285	26,115	63,196
Less: Net income attributable to noncontrolling interests	(4,679)	(4,806)	(5,546)
Net income (loss) attributable to Dole plc	$(1,394)	$21,309	$57,650

Net income (loss) per share attributable to Dole plc - basic	$(0.01)	$0.38	$0.61
Net income (loss) per share attributable to Dole plc - diluted	$(0.01)	$0.38	$0.61
Weighted average shares outstanding - basic	94,878	55,532	94,878
Weighted average shares outstanding - diluted	94,878	55,699	95,030

Consolidated Balance Sheets - Unaudited

	March 31, 2022	December 31, 2021
ASSETS	(U.S. Dollars in thousands)
Cash and cash equivalents	$215,948	$250,561
Short-term investments	5,584	6,115
Trade receivables, net of allowances for credit losses of $23,293 and $22,064, respectively	785,626	719,114
Grower advance receivables, net of allowances of $9,764 and $9,606, respectively	102,709	72,350
Other receivables, net of allowances of $14,213 and $14,066, respectively	137,162	125,908
Inventories, net of allowances of $5,051 and $7,447, respectively	457,660	410,737
Prepaid expenses	58,214	45,339
Other current assets	16,309	11,011
Assets held-for-sale	2,974	200
Total current assets	1,782,186	1,641,335
Long-term investments	21,405	23,433
Investments in unconsolidated affiliates	126,846	128,407
Actively marketed property	37,001	50,364
Property, plant and equipment, net of accumulated depreciation of $323,144 and $283,677, respectively	1,394,556	1,430,850
Operating lease right-of-use assets	363,045	368,632
Goodwill	509,174	511,333
DOLE brand	306,280	306,280
Other intangible assets, net of accumulated amortization of $119,159 and $117,499 respectively	59,674	62,046
Other assets	125,855	98,917
Deferred income tax assets	47,238	46,371
Total assets	$4,773,260	$4,667,968
LIABILITIES AND EQUITY
Accounts payable	$695,513	$696,766
Income taxes payable	5,427	10,316
Accrued liabilities	429,297	464,931
Bank overdrafts	15,883	9,395
Notes payable and current portion of long-term debt, net	83,792	51,785
Current maturities of operating leases	73,292	73,046
Other tax	36,125	35,212
Contingent consideration	3,037	2,958
Pension and postretirement benefits	17,857	17,664
Dividends payable and other current liabilities	18,232	9,078
Total current liabilities	1,378,455	1,371,151
Long-term debt, net	1,387,941	1,297,808
Operating leases, less current maturities	298,194	305,714
Deferred income tax liabilities	149,307	145,689
Income tax payable, less current portion	40,439	40,439
Contingent consideration, less current portion	4,106	4,302
Pension and postretirement benefits, less current portion	147,621	152,149
Other long-term liabilities	105,944	105,310
Total liabilities	$3,512,007	$3,422,562
Commitments and contingent liabilities (See Note 16)
Redeemable noncontrolling interests	33,949	32,776
Stockholders’ equity:
Common stock $0.001 par value; 300,000,000 shares authorized and 94,877,706 shares outstanding as of March 31, 2022 and December 31, 2021	950	950
Additional paid-in capital	792,061	792,223
Retained earnings	404,334	413,335
Accumulated other comprehensive loss	(100,962)	(125,919)
Total equity attributable to Dole plc	1,096,383	1,080,589
Equity attributable to noncontrolling interests	130,921	132,041
Total equity	1,227,304	1,212,630
Total liabilities, redeemable noncontrolling interests and equity	$4,773,260	$4,667,968

Consolidated Statements of Cash Flows - Unaudited

	Three Months Ended
	March 31, 2022	March 31, 2021

Operating Activities	(U.S. Dollars in thousands)
Net income	$3,285	$26,115
Adjustments to reconcile net income to net cash used in operating activities:
Depreciation and amortization	31,013	9,480
Incremental charges on purchase accounting valuation of biological assets	17,513	—
Asset write-offs and net gain on sale of assets	(495)	—
Net loss on financial instruments	506	—
Stock-based compensation expense	648	—
Earnings from equity method investments	(577)	(16,399)
Net gain on disposal of businesses	(242)	(1,539)
Amortization of debt discounts and debt issuance costs	1,466	—
Benefit for deferred income taxes	(4,078)	(539)
Pension and other postretirement benefit plan benefit	(1,023)	(415)
Fair value movement on contingent consideration	25	41
Dividends received	810	2,075
Other	(234)	2,084
Changes in operating assets and liabilities:
Receivables, net of allowances	(114,022)	(39,994)
Inventories	(48,762)	(3,811)
Operating lease liabilities	1,037	2,276
Accrued and other current and long-term liabilities	(32,161)	(17,053)
Cash flow used in operating activities	(145,291)	(37,679)
Investing Activities
Sales of assets	15,620	—
Capital expenditures	(17,330)	(8,669)
Acquisitions, net of cash acquired	(1,399)	—
Insurance proceeds received for damage to property	776	—
Purchases of investments	(412)	—
Investments in unconsolidated affiliates	(48)	(596)
Other	3	147
Cash flow used in investing activities	(2,790)	(9,118)
Financing Activities
Proceeds from borrowings and overdrafts	341,795	551,306
Repayments on borrowings and overdrafts	(212,414)	(289,475)
Payment of debt issuance costs	—	(7,500)
Dividends paid to shareholders	(7,590)	(4,307)
Dividends paid to noncontrolling interests	(3,616)	(2,174)
Payment of contingent consideration	(599)	—
Cash flow provided by financing activities	117,576	247,850
Effect of foreign currency exchange rate changes on cash	(4,108)	(3,206)
(Decrease) increase in cash and cash equivalents	(34,613)	197,847
Cash and cash equivalents at beginning of period	250,561	160,503
Cash and cash equivalents at end of period	$215,948	$358,350

Reconciliation from Net Income to Adjusted EBITDA - Unaudited

	Three Months Ended
	March 31, 2022	March 31, 2021	March 31, 2021
			Pro-forma
	(U.S. Dollars in thousands)

Net income	$3,285	$26,115	$63,196
Interest expense	11,644	2,252	11,292
Income tax expense	420	1,256	23,991
EBIT	15,349	29,623	98,479
Depreciation	28,171	6,705	28,318
Amortization of intangible assets	2,842	2,775	2,775
Merger, transaction, and other related costs	—	6,777	—
Net unrealized (gain) loss on derivative instruments	(4,088)	219	463
Net unrealized (gain) on foreign currency denominated borrowings	(1,491)	—	(5,859)
Net noncash realized (gain) on foreign currency denominated borrowings	(1,029)	—	—
Produce recalls	16,251	—	—
Fair value movement on contingent consideration	25	41	41
Asset write-downs, net of insurance proceeds	(626)	—	(9,880)
Restructuring charges	—	—	(125)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	17,513	—	—
(Gain) on disposal of businesses	(242)	(1,539)	(1,539)
Net realized foreign currency loss on liquidated entities	5,445	—	—
Legal matters	—	—	15,000
Items in earnings for equity method investments:
Dole's share of interest expense	556	7,257	334
Dole's share of income tax	561	15,675	855
Dole's share of depreciation	1,624	11,582	1,556
Dole's share of amortization	666	726	726
Dole's share of other items	12	(687)	—
Adjusted EBITDA	$81,539	$79,154	$131,144

Reconciliation from Net (Loss) Income attributable to Dole plc shareholders to Adjusted Net Income - Unaudited

	Three Months Ended
	March 31, 2022	March 31, 2021	March 31, 2021
			Pro-forma
	(U.S. Dollars and shares in thousands, except per share amounts)

(Loss) income for the financial year attributable to equity shareholders	$(1,394)	$21,309	$57,650
Adjustments:
Amortization of intangible assets	2,842	2,775	2,775
Net unrealized (gain) loss on derivative financial instruments	(4,088)	219	463
Merger, transaction, and other related costs	—	6,777	—
Net unrealized (gain) on foreign currency denominated borrowings	(1,491)	—	(5,859)
Net noncash realized (gain) on foreign currency denominated borrowings	(1,029)	—	—
Produce recall costs	16,251	—	—
Fair value movements on contingent consideration	25	41	41
Asset write-downs, net of insurance proceeds	(626)	—	(9,880)
Restructuring charges	—	—	(125)
Incremental charges on biological assets and inventory related costs due to acquisition of Legacy Dole	17,513	—	—
(Gain) on disposal of businesses	(242)	(1,539)	(1,539)
Net realized foreign currency loss on liquidated entities	5,445	—	—
Legal matters	—	—	15,000
Income tax on items above	(5,249)	(8)	(2,254)
Income tax on discrete tax items	250	—	2,520
Deferred tax on intangible assets	(125)	(389)	(389)
NCI impact on items above	(458)	(914)	(259)
Items in earnings for equity method investments
Dole's share of amortization on intangible assets	666	726	726
Dole's share of other items	12	(687)	—
Dole's share of income tax on items above	(103)	(2,410)	(120)
Adjusted Net Income for Adjusted EPS calculation	$28,199	$25,900	$58,750

Adjusted earnings per share - basic	$0.30	$0.47	$0.62
Adjusted earnings per share - diluted	$0.30	$0.46	$0.62
Weighted average shares outstanding - basic	94,878	55,532	94,878
Weighted average shares outstanding - diluted	94,878	55,699	95,030

Net Debt and Financial Leverage

Net Debt is the primary measure used by management to analyze the Company’s capital structure and financial leverage. Net Debt is a non-GAAP financial measure, calculated as cash and cash equivalents, less current and long-term debt. It also excludes debt discounts and debt issuance costs. The calculation of Net Debt and financial leverage as of March 31, 2022 is presented below. Net Debt as of March 31, 2022 was $1.3 billion and financial leverage was 3.75x.

March 31, 2022
Unaudited
(U.S. Dollars in thousands)
Cash and cash equivalents	$(215,948)
Bank overdrafts	15,883
Notes payable and current portion of long-term debt, net	83,792
Long-term debt, net	1,387,941
1,271,668
Less: Debt discounts and debt issuance costs	19,894
Net Debt	$1,291,562

Pro-forma Adjusted EBITDA for 12 months ended 31 March, 2022	343,976
Financial Leverage: Net Debt / Pro-forma Adjusted EBITDA	3.75x

Dole plc’s results are determined in accordance with U.S. GAAP.

In addition to its results under U.S. GAAP, in this Press Release we also present Dole plc’s Adjusted EBITDA, Adjusted Net Income, Adjusted EPS, pro-forma EBIT, pro-forma Adjusted EBITDA, Adjusted Effective tax rate pro-forma Adjusted Net Income and pro-forma Adjusted Earnings per Share, which are supplemental measures of financial performance that are not required by, or presented in accordance with, U.S. GAAP (collectively, the "non-GAAP financial measures"). We present these non-GAAP financial measures because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. These non-GAAP financial measures have limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our operating results, cash flows or any other measure prescribed by U.S. GAAP. Our presentation of non-GAAP financial measures should not be construed as an inference that our future results will be unaffected by any of the adjusted items, or that any projections and estimates will be realized in their entirety or at all.
Adjusted EBITDA is calculated from EBIT by: (1) adding depreciation charges; (2) adding amortization charges; (3) adding merger, transaction and other related costs; (4) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (5) adding the net unrealized loss or subtracting the net unrealized gain on foreign currency denominated borrowings; (6) adding the net realized loss or subtracting the net realized gain on noncash settled foreign currency denominated borrowings; (7) adding or subtracting fair value movements on contingent consideration; (8) adding impairment charges on property, plant and equipment; (9) adding or subtracting asset write-downs, net of insurance proceeds; (10) adding incremental costs for produce recalls and related costs; (11) subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (12) subtracting the gain or adding the loss on the sale of investments accounted for under the equity method; (13) subtracting the gain or adding the loss on the disposal of business interests; (14) adding the net realized foreign currency loss or subtracting the net realized foreign currency gain on liquidated entities; (15) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (16) adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; (17) adding restructuring charges; and (18) adding costs for legal matters not in the ordinary course of business. It also includes the effect of the Company’s share of all listed items within investments accounted for under the equity method.

Adjusted Net Income is calculated from net income (loss) attributable to Dole plc by: (1) adding intangible asset amortization charges; (2) adding merger, transaction and other related costs; (3) adding net unrealized loss or subtracting the net unrealized gain on derivative instruments including interest rate swaps; (4) adding the net unrealized loss or subtracting the net unrealized gain on foreign currency denominated borrowings; (5) adding the net realized loss or subtracting the net realized gain on noncash settled foreign currency denominated borrowings; (6) adding or subtracting fair value movements on contingent consideration; (7) adding impairment charges on property, plant and equipment; (8) adding or subtracting asset write-downs, net of insurance proceeds; (9) adding incremental costs for produce recalls and related costs; (10) subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (11) subtracting the gain or adding the loss on the sale of investments accounted for under the equity method; (12) subtracting the gain or adding the loss on the disposal of business interests; (13) adding the net realized foreign currency loss or subtracting the net realized foreign currency gain on liquidated entities; (14) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (15) adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; (16) adding restructuring charges; and (17) adding costs for legal matters not in the ordinary course of business. It excludes the tax effect of these items and the effect attributable to non-controlling interests. It also includes the effect of the Company’s share of all listed items within investments accounted for under the equity method.

Adjusted Earnings per Share is calculated from Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.

Adjusted Effective tax rate is calculated from the effective tax rate by: (1) subtracting the impact from incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; and (2) subtracting the impact from uncertain tax positions.

Pro-forma EBIT is calculated from pro-forma net income (loss) by adding pro-forma interest expense and adding the pro-forma income tax expense or subtracting the pro-forma income tax benefit.
Pro-forma Adjusted EBITDA is calculated from pro-forma EBIT by: (1) adding depreciation charges; (2) adding amortization charges; (3) adding merger, transaction and other related costs; (4) adding the net unrealized loss or subtracting the net unrealized gain on derivative instruments; (5) adding the net unrealized loss or subtracting the net unrealized gain on foreign currency denominated borrowings; (6) adding the net realized loss or subtracting the net realized gain on noncash settled foreign currency denominated borrowings; (7) adding or subtracting fair value movements on contingent consideration; (8) adding impairment charges on property, plant and equipment; (9) adding or subtracting asset write-downs, net of insurance proceeds; (10) adding incremental costs for produce recalls and related costs; (11) subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (12) subtracting the gain or adding the loss on the sale of investments accounted for under the equity method; (13) subtracting the gain or adding the loss on the disposal of business interests; (14) adding the net realized foreign currency loss or subtracting the net realized foreign currency gain on liquidated entities; (15) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (16) adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; (17) adding restructuring charges; and (18) and adding costs for legal matters not in the ordinary course of business. It also includes the effect of the Company’s share of all listed items within investments accounted for under the equity method.

Pro-forma Adjusted Net Income is calculated from pro-forma net income (loss) attributable to Dole plc by: (1) adding intangible asset amortization charges; (2) adding merger, transaction and other related costs; (3) adding net unrealized loss or subtracting the net unrealized gain on derivative instruments including interest rate swaps; (4) adding the net unrealized loss or subtracting the net unrealized gain on foreign currency denominated borrowings; (5) adding the net realized loss or subtracting the net realized gain on noncash settled foreign currency denominated borrowings; (6) adding or subtracting fair value movements on contingent consideration; (7) adding impairment charges on property, plant and equipment; (8) adding or subtracting asset write-downs, net of insurance proceeds; (9) adding incremental costs for produce recalls and related costs; (10) subtracting the fair value gain or adding the fair value loss on the acquisition of investments previously accounted for under the equity method; (11) subtracting the gain or adding the loss on the sale of investments accounted for under the equity method; (12) subtracting the gain or adding the loss on the disposal of business interests; (13) adding the net realized foreign currency loss or subtracting the net realized foreign currency gain on liquidated entities; (14) adding the loss or subtracting the gain on asset sales for assets held-for-sale and actively marketed property; (15) adding the incremental costs from the fair value uplift for biological assets and inventory related to the acquisition of Legacy Dole; (16) adding restructuring charges; and (17) adding costs for legal matters not in the ordinary course of business. It excludes the tax effect of these items and the effect attributable to non-controlling interests. It also includes the effect of the Company’s share of all listed items within investments accounted for under the equity method.

Pro-forma Adjusted Earnings per Share is calculated from pro-forma Adjusted Net Income divided by diluted weighted average number of shares in the applicable period.
Pro-forma EBIT, Adjusted EBITDA, pro-forma Adjusted EBITDA, Adjusted Net Income, pro-forma Adjusted Net Income, Adjusted Effective tax rate, Adjusted EPS and pro-forma Adjusted EPS are not measurements of Dole plc financial performance under U.S. GAAP and should not be considered as alternatives to net income attributable to Dole plc, net income, income (loss) before income taxes and equity earnings or any other performance measures derived in accordance with U.S. GAAP. Additionally, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income and pro-forma Adjusted EPS are not intended to be liquidity measures because of certain limitations such as:
•They do not reflect Dole plc’s cash expenditures, or future requirements, for capital expenditures or contractual commitments;
•They do not reflect changes in, or cash requirements for, Dole plc’s working capital needs;
•They do not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on Dole plc’s debt; and
•Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and these non-GAAP financial measures do not reflect cash requirements for such replacements.
Because of these limitations, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS should not be considered as measures of discretionary cash available to Dole plc to invest in the growth of its and Dole plc’s business.
Further, pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-form Adjusted EPS as used herein may not be calculated in a similar manner to, and are therefore not necessarily comparable with, similarly titled measures of other companies. However, we have included pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma EPS herein because Dole plc’s management believes that pro-forma EBIT, pro-forma Adjusted EBITDA, pro-forma Adjusted Net Income, and pro-forma Adjusted EPS are useful performance measures.
Dole is not able to provide a reconciliation for projected FY'22 Adjusted EBITDA and Adjusted Effective tax rate without undertaking unreasonable efforts.

Pro-forma Methodology
The methodology used to prepare the unaudited pro-forma consolidated financial statements for Dole plc to show the estimated effects of the acquisition of DFC by TP and the IPO and refinancing as if they had occurred on January 1, 2020 and is consistent with how the pro-forma financial statements were prepared in the F-1. The results for the three months ended March 31, 2022 are based on the Company's consolidated statutory results and therefore are not pro-forma adjusted.
1.All associated transaction costs reflected on January 1, 2020. As such, no transaction costs are included within the pro-forma numbers discussed below.
2.Effective tax rate of 25% for Q1 2021.
3.Applying the results of the Purchase Price Allocation (“PPA”) exercise, acquisition accounting and debt refinancing to January 1, 2020:
a.Q1 2021 pro-forma results reflect a reduction in the depreciation charge of $1.0 million. This is a function of the asset values increasing as a result of the PPA exercise offset by an increase in the estimated useful lives of the assets.
b.The interest expense for Q1 2021 reflects the outcome of the refinancing.
4.TP’s pickup of its 45.0% share of DFC’s net income has been eliminated.
5.EPS is calculated using shares in issue following the IPO and additional share issuances.
6.There is an adjustment in Q1 2021 of $5.0 million to reflect estimated ongoing incremental public company costs of $14.0 million annualized.

See reconciliation of pro-forma results for the three months ended March 31, 2021 below.

Pro-forma Reconciliation (Unaudited) – for the three months ended March 31, 2021

	TP	DFC	Dole plc	FV & Intercompany Adjustment	Transaction Costs	Ongoing plc Costs	Debt Adjustment	Tax Adjustment	Pro-forma Financial Statements
	(U.S. Dollars and shares in thousands, except per share amounts)
Revenues, net	1,051,139	1,232,674	2,283,813	(18,050)	—	—	—	—	2,265,763
Cost of sales	(966,638)	(1,096,241)	(2,062,879)	19,050	—	—	—	—	(2,043,829)
Gross profit	84,501	136,433	220,934	1,000	—	—	—	—	221,934
Selling, marketing and general and administrative expenses	(66,383)	(64,522)	(130,905)	—	—	(5,025)	—	—	(135,930)
Merger, transaction, and other related costs	(6,777)	(387)	(7,164)	—	7,164	—	—	—	—
Gain on disposal of businesses	1,539	—	1,539	—	—	—	—	—	1,539
Gain on asset sales	—	3,582	3,582	—	—	—	—	—	3,582
Operating income (loss)	12,880	75,106	87,986	1,000	7,164	(5,025)	—	—	91,125
Other income (expense), net	(73)	5,014	4,941	—	—	—	—	—	4,941
Interest income	417	691	1,108	—	—	—	—	—	1,108
Interest expense	(2,252)	(16,631)	(18,883)	—	—	—	7,591	—	(11,292)
Income (loss) before income taxes and equity earnings	10,972	64,180	75,152	1,000	7,164	(5,025)	7,591	—	85,882
Income tax (expense) benefit	(1,256)	(20,775)	(22,031)	—	—	1,580	(2,387)	(1,153)	(23,991)
Equity in net earnings of investments accounted for under the equity method	16,399	252	16,651	(15,346)	—	—	—	—	1,305
Net income (loss)	26,115	43,657	69,772	(14,346)	7,164	(3,445)	5,204	(1,153)	63,196
Less: Net income attributable to noncontrolling interests	(4,806)	(740)	(5,546)	—	—	—	—	—	(5,546)
Net income (loss) attributable to Dole plc	21,309	42,917	64,226	(14,346)	7,164	(3,445)	5,204	(1,153)	57,650

Earnings per share:
Net income per share - basic									$0.61
Net income per share - diluted									$0.61
Weighted average shares outstanding
Basic									94,878
Diluted									95,030

About Dole plc
A global leader in fresh produce, Dole plc produces, markets, and distributes an extensive variety of fresh fruits and vegetables sourced locally and from around the world. Dedicated and passionate in exceeding our customers’ requirements in over 75 countries, our goal is to make the world a healthier and a more sustainable place.
Webcast and Conference Call Information
Dole plc will host a conference call and simultaneous webcast at 08:00 a.m. Eastern Time today to discuss the first quarter 2022 financial results. The webcast can be accessed within “Events and Presentations” on the company website, www.doleplc.com/investors.
An archived replay of the webcast will also be available shortly after the live event has concluded. The conference call can be accessed live by dialing +1 646 787 9445 or for international callers by dialing +44 203 936 2999. The access code is 710667.
A replay of the call will be available through May 31, 2022, by dialing +1 845 709 8569, or for international callers by dialing +44 203 936 3001. The replay access code is 039478.
Forward-looking information
Certain statements made in this press release that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions, and expectations of our future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that the future plans, estimates, or expectations contemplated by us will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to our operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause our actual results to differ materially from those indicated in these statements. If one or more of these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, our actual results may vary materially from what we may have expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.
Investor Contact:
James O'Regan, Head of Investor Relations, Dole plc
joregan@totalproduce.com
+353 1 887 2794
Media Contact:
Phil Elwood, Ogilvy
philip.elwood@ogilvy.com
+1 202 423 7957

Brian Bell, Ogilvy
brian.bell@ogilvy.com
+353 87 2436 130